UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(RULE 13d-102)

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).



Thermadyne Holdings Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

883435307
(CUSIP Number)

May 23, 2003
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


Issuer:  Thermadyne Holdings Corporation				CUSIP No.: 883435307

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

MacKay Shields LLC
    	IRS# 13-408-0466;

2	CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
	(a)
	(b)


3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF SHARES	  5  SOLE VOTING POWER  1,986,225

BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY 	 	0
EACH	        7  SOLE DISPOSITIVE POWER  1,986,225
REPORTING
PERSON	  8  SHARED DISPOSITIVE POWER
WITH 			0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	Total: 1,986,225

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
		Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
   	14.93%

12	TYPE OF REPORTING PERSON
	IA

SCHEDULE 13G

Issuer:  Thermadyne Holdings Corporation				CUSIP No.: 883435307


ITEM 1
(a)	Name of Issuer:
	Thermadyne Holdings Corporation

(b)	Address of Issuer's Principal Executive Offices:
	16052 Swingley Ridge Road
	Suite 300
	Chesterfield, MO 63017


ITEM 2(a)	Name of Person Filing:
		MacKay Shields LLC

(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019

(c)	Citizenship:
	United States

(d)	Title of Class of Securities:
	Common Stock, $0.01 par value

(e)	CUSIP Number: 883435307

ITEM 3
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with Section
		240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with Section
		240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer:  Thermadyne Holdings Corporation				CUSIP No.: 883435307

ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,986,225 shares or 14.93% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients.


ITEM 5.
Ownership of Five Percent or Less of a Class.


	Not Applicable


ITEM 6.

	MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,986,225 shares or 14.93% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of MacKay Shields LLC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	Not Applicable


ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable

ITEM 9. Notice of Dissolution of Group

	Not Applicable

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		June 6, 2003

Signature:	___________________

Name/Title:	Russell A. Thompson
		Chief Compliance Officer

